

April 2012

OTC/BB: FCHS

www.myfchs.com

   

Forward-looking Statements









This presentation contains statements which are forward-looking statements. Such forward-looking statements are based on current expectations, estimates, and projections about our industry, management beliefs, and certain assumptions made by our management. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," variations of such words, and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict; therefore, actual results may differ materially from those expressed or forecasted in any such forward-looking statements. Information concerning factors that could cause the Company's actual results to differ materially from those contained in these forward-looking statements can be found in the Company's periodic reports on Form 10-K and Form 10-Q, and in its Current Reports on Form 8-K, filed with the Securities and Exchange Commission. Unless required by law, we undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events, or otherwise to reflect future events or circumstances or reflect the occurrence of unanticipated events.

Transforming Healthcare Delivery One Patient at a Time

FCHS

Company Overview







- Develops, owns and operates state-of-the-art Multi-Specialty Medical Centers

- Provides a broad-range of high quality management services

- Comprised of an optimal mix of specialty physicians and ancillary diagnostic and rehabilitative services

- Enable physicians to exclusively focus on patient care

- Provides patients with high quality care and superior experiences with human touch



Transforming Healthcare Delivery One Patient at a Time

FCHS

Economic Highlights









- Leveraging unprecedented fundamental shifts in multibillion-dollar healthcare sector with benefits to physicians and patients

- Highly scalable, capital-efficient business model with economies of scale, better marketing and predictable cash flow

- Captures revenue from multiple aspects of patient care

- Drive practice revenue, revenues from ancillary services and operational efficiencies

- Proven management team with extensive sector specific experience

- Tremendous growth potential (100 centers would account for less than one percent of U.S. physicians)

Transforming Healthcare Delivery One Patient at a Time

FCHS

Difficulties Facing Legacy Medical Practices





- Physicians are burdened with non-clinical administrative functions

  - Cost of overhead

  - Regulatory compliance

  - Rising administrative and employee costs without increases in patient reimbursement



Less time for practicing medicine, increasing patient dissatisfaction and inability to maximize profits



Transforming Healthcare Delivery One Patient at a Time

FCHS

Physician Options





- Become a hospital employee
  - Capped income
  - Cog in system
- Join a traditional group practice
- Go it alone / do nothing
- Retire



Although many options, the **BEST OPTION** is

- *Join First Choice Healthcare Solutions*



Transforming Healthcare Delivery One Patient at a Time

FCHS

FCHS - A Better Option for Physicians









- Allows physicians to focus on the practice of medicine

- Opportunity for increased income

- Freedom from the responsibility of managing the non-clinical components of the business

- State-of-the-art, integrated diagnostic services

- High exposure marketing to
  - Primary care physicians
  - Patient direct via advertising, TV, print, internet, etc. telephone book

Transforming Healthcare Delivery One Patient at a Time

FCHS

Superior Patient Experience with a Human Touch



- Consistently high service levels
  - Best-in-class physicians
  - State-of-the-art diagnostic and rehabilitative services
  - Covered by most third-party payers
  - On-time appointments



- Accurate and current patient information
  - State-of-the-art patient scheduling
  - Leading-edge billing platform
  - Paperless electronic medical record
  - Professional certified staffing



- Attention to detail and patient follow up

- Proprietary patent-pending suite of reporting and management tools



Transforming Healthcare Delivery One Patient at a Time

FCHS

Patient Focused Model Applied to Healthcare Delivery









- Functional separation of responsibilities
  - Central administrative serves as hub
  - Multi-specialty medical centers are spokes
- Administrative core provides economies of scale
- Scalable for rapid expansion to allow patients more options
- Strategic alliance with MedTrx
  - Unmatched expertise in billing and collections
  - Proprietary, patent pending, systems customized for FCHS
- Leading-edge technology infrastructure
  - State-of-the-art, Government compliant paperless Electronic Medical Record system which avoids legacy systems issues
  - Mobile computing allows for improved patient interaction

Transforming Healthcare Delivery One Patient at a Time

FCHS

Multi-Specialty Center Model









- Physicians
  - 8-10 physicians
  - Neurologists, Orthopedics, Pain Management
  - Synergistic medical practices and diagnostic services
  - Gross collections per physician per year of $600,000 - $1.6M
- Facility
  - 12,000 – 16,000 square feet per center
  - Premier office space, improvements and upgrades
- Ancillary diagnostic and rehabilitative services

•MRI	•Ultrasound	•Physical therapy
•CT	•Aquatic therapy	•Sports therapy

Transforming Healthcare Delivery One Patient at a Time

FCHS

Multi-Specialty Center Acquisition Profile









- Direct acquisition costs
  - $500k - $1M

- Capital improvements
  - $2-$3M leasehold improvements
  - $2.5-$3M diagnostic and rehabilitation equipment

- Operational in 3 to 4 months
  - Physician selection
  - Site selection

Transforming Healthcare Delivery One Patient at a Time

FCHS

FCHS Multi-Specialty Center Expansion Plan



- 2012: Flagship Multi-Specialty Center fully operational



- 2013: 2 additional units



- 2015: 6 to 8 additional units



Transforming Healthcare Delivery One Patient at a Time

FCHS

Acquisition of First Multi-Specialty Center







- Purchase price $2.524 million

  - $1.14 million in cash

  - Net balance in 244,045 post-split restricted common stock valued at $3.60 per share

- Licensed two additional satellite locations

- First Choice Medical Group of Brevard, LLC, located on the Intracoastal Waterway in Central Florida



Transforming Healthcare Delivery One Patient at a Time

FCHS

Management



Chris Romandetti, President & CEO

- Joined in 2010
- Medical practice consultant since 2007
- Managing member of Marina Towers, LLC since 2003
- Managing Member of C&K, LLC – property management company
- Director of Sunrise Bank



Kris Jones, Vice President of Medical Operations

- Previous director of multi-specialty, multi-physician, multi-location medical practice
- Experience in building efficiencies in acquired medical practices and streamlining cutting-edge technology solutions



Donald Bittar, Chief Financial Officer, Treasurer, Secretary & Director

- Previous President & Chairman of Associated Mortgage of North America, Inc., President of DA Bittar and Associates Inc., and President & Chairman of Marine Telephone, Inc.
- Adjunct Professor at Florida Institute of Technology
- Frequent speaker at the National Association of Mortgage Bankers, National Council of Savings Institutions, Council of Presidents, New England Bankers Association and the National Corporate Cash Managers Association



Transforming Healthcare Delivery One Patient at a Time

FCHS

2011 Financial Highlights









- Working capital of $525,000 as of Dec. 31, 2011

- One-time $6.7M non-cash compensation related to services provided by MedTrx

- $500,000 new line of credit

- Capital resources sufficient for 2012 funding requirements

- Operations of new model to be reflected in 2Q12 financial results

- Completion of $7.55M refinance of corporate headquarters with Guggenheim Life and Annuity Securities

Transforming Healthcare Delivery One Patient at a Time

FCHS

Recent Achievements







- Acquired flagship Multi-Specialty Center

- Changed trading symbol from MDBL to FCHS

- Redomesticated corporation to Delaware

- Completed a 4-to-1 reverse stock split resulting in approximately 12.7M shares outstanding

- Obtained a $500,000 revolving line of credit

- Appointed new Medical Director for first Multi-Specialty Medical Center



Transforming Healthcare Delivery One Patient at a Time

FCHS

Fully Diluted Capitalization Table









Common Stock (approximate)	12,462,751
Common Stock (b)	244,045
Total Common Stock Issued	*12,706,796*
Common Stock Warrants (a)	1,975,000
Employee Option Plan	500,000
Fully Diluted Shares Outstanding	**15,181,796**

(a)   Represents shares issuable upon exercise of warrants with an exercise price of $3.60 or $6.76M in gross proceeds to FCHS. Warrant held by MedTRX Provider Network, LLC. Warrants for an additional 100,000 shares with an exercise price of $6.00 per share.

(b)   Represents shares to be issued related to the acquisition of First Choice Medical Group of Brevard, LLC.

Transforming Healthcare Delivery One Patient at a Time

FCHS

Opportunities for **FCHS**









- Leveraging unprecedented fundamental shifts in multibillion-dollar healthcare sector with benefits to physicians and patients
- Highly scalable, capital-efficient business model with economies of scale, better marketing and predictable cash flow
- Captures revenue from multiple aspects of patient care
- Drive practice revenue and revenues from ancillary services operational efficiencies
- Proven management team with extensive sector specific experience
- Tremendous growth potential

Transforming Healthcare Delivery One Patient at a Time

FCHS